Exhibit 99.4

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

Bespoke Capital Acquisition Corp.

This is the receipt of the Ontario Securities Commission for the Preliminary Long Form Prospectus of the above Issuer dated July 17, 2019 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

July 17, 2019

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 2941116